Mail Stop 3561

February 18, 2009

Jerry E. Thompson
President and Chief Executive Officer
Texas Eastern Products Pipeline Company, LLC
General Partner
TEPPCO Partners, L.P.
1100 Louisiana Street, Suite 1600
Houston, TX 77002

> **Re:** **TEPPCO Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-10403**

Dear Mr. Thompson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director